Exhibit 99.1

PACIFIC THERAPEUTICS LTD. ANNOUNCES UNITED STATES ISSUANCE OF PATENT FOR TREATING FIBROSIS

VANCOUVER, BC, Canada – June 1, 2015 – Pacific Therapeutics Ltd. (CNSX: PT) (OTC:PCFTF) (Frankfurt: 1P3) (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing approved drugs for large markets.

The Company is pleased to announce that the United States Patent Office (USPO) has issued United States Patent No. 9029385 for the Company’s patent application, Compositions and Methods for Treating Fibroproliferative Disorders.

Doug Unwin, CEO and President of the Company stated “this is a huge milestone for the Company as it adds additional protection to our already issued patents for the technology in PTL-202 our lead candidate for pulmonary and of the fibrotic diseases.”

The Company’s lead drug candidate for fibrosis (progressive scarring of the organ), PTL-202 is a combination of Pentoxifylline (a FDA approved drug used for treating leg cramps) and an amino acid and an extremely potent and important antioxidant. The positive results from the phase 1 clinical trial of PTL-202 and pre-clinical results, will lead to further development of the product for treating fibrosis such as Idiopathic Pulmonary Fibrosis and Liver Cirrhosis.

ABOUT PACIFIC THERAPEUTICS LTD.

The Company’s lead programs focus on erectile dysfunction and diseases of excessive scarring (fibrosis). The Company’s strategy includes reformulating approved drugs to increase efficacy and patient compliance, while reducing side effects, as well as completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations. This strategy may reduce the risk, time and cost of developing therapies by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity profiles.

In 2011 the total market for drugs to treat erectile dysfunction (“ED”) exceeded $5 billion. Pacific Therapeutics Ltd. has finalized a definitive agreement to license an oral dissolving technology (“sublingual formulation”) of an approved drug to treat erectile dysfunction (ED).

Sales of the market leader alone exceeded $1.9 billion in 2011. The sublingual formulation improves on existing drugs for erectile dysfunction potentially acting faster and with fewer side effects. As large pharmaceutical companies lose their patents on these drugs the opportunity has developed for innovative formulations of drugs for ED. This is a very exciting development for Pacific Therapeutics Ltd. as it shortens the time to market for the Company’s first product and may add significantly to future revenues.

409 Granville Street Suite 1023, Vancouver, BC V6C 1T2
Ph: (604) 738-1049	Fax: (604) 738-1094

For further information visit our website at www.pacifictherapeutics.com or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

409 Granville Street Suite 1023, Vancouver, BC V6C 1T2
Ph: (604) 738-1049	Fax: (604) 738-1094